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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K
       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934





                         For the month of March 2000

          MEXICAN SATELLITES, INC. (SATELITES MEXICANOS, S.A. DE C.V.)
          ------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                         Blvd. Manuel Avila Camacho 40 -
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                                     ------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F  X   Form 40-F
         -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes       No   X
   -----     -----


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Satelites Mexicanos, S.A. de C.V. announces 1999 Results. The Company is a foreign private issuer and the Company is making a voluntary report.


                                    SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Satelites Mexicanos, S.A. de C.V.
                                  ---------------------------------
                                  (Registrant)

Date:  March 3, 2000              By /s/ CYNTHIA M. PELINI
                                    ------------------------------------
                                  Cynthia M. Pelini
                                  Chief Financial Officer